Exhibit 99.1

FOR IMMEDIATE RELEASE

Steakholder Foods Signs Commercial Cooperation Agreement with Wyler Farm.

Collaboration will Transition the Company from R&D to Commercialization

REHOVOT, Israel, May 13, 2024 – Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in alternative proteins and 3D printing technologies, announced a royalties and raw materials supply agreement with Wyler Farm Ltd., a leader in alternative protein production, whereby Wyler Farm will manufacture alternative proteins on a commercial scale using Steakholder Foods’ premixes and know-how, in return for the payment of royalties from sales. The agreement is expected to generate the company’s first commercial revenue, and marks Steakholder Foods’ early transition from R&D to commercialization.

Production of the new plant-based meat products is tentatively expected to begin in Q3 2024. Wyler Farm will manage the production process to ensure product quality and the integration of Steakholder Foods’ advanced production technologies, while leveraging their market influence to make the products are available at a wide range of sales points.

The commercial revenue generated from the agreement is expected to be realized by the end of 2024, from the production and sale of a diverse range of plant-based minced-meat products, including burgers, meatballs, and minced meat. These products will utilize Steakholder Foods’ SHMeat™ premix blends of plant proteins, fats, fibers, and natural flavors. In the future, the parties will consider broadening their cooperation by selling new products, such as sausages and kebab, once Steakholder Foods completes the development of these products.

Plant-based products supplied by Steakholder Foods

The agreement is strategic for both parties. While Steakholder Foods will contribute by bringing its unique expertise in producing Premix blends, along with valuable production knowledge, Wyler Farm brings its established brand and robust production and sales capabilities, which could be profitable for both parties.

Steakholder Foods and Wyler Farm are continuing their negotiation to reach a second-stage follow-on agreement, in which Wyler Farm would produce plant-based 3D-printed meat products utilizing Steakholder Foods’ proprietary 3D printing technology and premix blends, including producing Steakholder Foods’ flagship Printed Beef Steak product.

“This transformative collaboration marks a pivotal milestone for our company – a significant step into generating our first revenue and realizing the immense potential of our technology,” said Arik Kaufman, CEO of Steakholder Foods. “It validates years of cutting-edge research and development by our dedicated team and solidifies our position at the forefront of innovation in the plant-based and cultivated food space. This cooperation exemplifies the vast growth opportunities ahead as we extend our highly versatile technology into new markets. We are resolute in our commitment to developing future-forward products that will help to shape the evolution of food production and consumption.”

Oleg Kulyava, CEO of Wyler Farm said: “Our agreement with Steakholder Foods enables us to significantly broaden our alternative protein product portfolio, reinforcing our goal of producing a broad spectrum of high-quality, plant-based foods. We expect our adoption of Steakholder Foods’ technologies will propel Wyler Farm to be a leading brand in the plant-based alternative meat sector.”

The commercialization agreement is consistent with Steakholder Foods’ distinctive revenue-generation strategy whereby the company sells production machines and plant-based Premix blends on a royalty basis, and it exemplifies the company’s commitment to long-term innovation and development within the sector.

Both the minced and the 3D-printed meat alternatives are being engineered to satisfy consumer demand for safe, tasty and health-conscious alternatives to traditional meat and the Steakholder Foods Premix blends are in compliance with food safety regulations, using only ingredients Generally Recognized as Safe (GRAS). This commitment to using only GRAS ingredients underscores Steakholder Foods’ dedication to consumer health and safety.

Designed and built to operate in traditional food factories, Steakholder Foods’ production machines utilize two types of 3D technologies to mimic the fibrous texture of traditional meat and fish. These include Drop Location in Space (DLS), which is used for fish and seafood production, and Fused Paste Layering (FPL). which is designed for meat production. These machines support the meat and fish industry’s large production scale that can reach tons of meat per day and are designed according to food safety standards set by the European Hygienic Engineering & Design Group (EHEDG).

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

About Wyler Farm

Wyler Farm established in 1994 and recognized as Israel’s largest tofu producer, embodies the pinnacle of innovation in alternative protein production. The company is deeply committed to sustainability and health, offering a broad spectrum of environmentally friendly and nutritious plant-based products. Wyler Farm’ product line, emphasizing quality, includes their signature homemade tofu, soft texture tofu, and calcium-enriched tofu. Recently, the company launched a new schnitzel tofu product line. These offerings cater to a diverse range of dietary preferences and are distributed across retail chains, restaurants, and catering companies, fulfilling the evolving demands of health-conscious consumers.

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com	Steakholder Foods Investors@steakholderfoods.com

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